Exhibit 99.2

Dear Shareholders,

Fiscal 2017 was a challenging but very constructive year for Highway Holdings — due in large part to the changing manufacturing landscape in China, the company’s focus on increasing the utilization of our emerging operations in Myanmar, and investments to strengthen our internal technology to support future growth.

Our financial performance in fiscal 2017 was impacted by one-time expenses and production time losses related to several relocations of our heavy machineries and equipment at the company’s facilities in China (mostly imposed by our landlord due to new government rules and regulations), as well as the relocation of component manufacturing equipment to Myanmar. Additional contributing factors included the impact of previously announced strategic initiatives focused on eliminating low-profit margin business, and a corresponding strategy to increase prices to our customers to offset escalating operating costs in China. Initially, we greatly benefitted from these initiatives. Unfortunately, our customers became more reluctant to absorb additional price increases, which led a few of them to transfer a portion of their business to other suppliers.

Historically, our OEM/ODM business has been largely based on the company’s ability to supply high quality, low- cost services to our customers. Recently, however, the economic legacy of China that developed during the last 35 years of success has been rapidly fading. Despite our pro-active initiatives, our OEM business advantage continues to erode due to China’s inflationary impact on manufacturing. At the same time, the benefits of utilizing Myanmar as an alternative, low-cost manufacturing solution and the benefits of making enhancements to our technology development are taking longer than we expected. Nevertheless, we are gaining traction with our existing customers.

Herein lies the challenge. We have been extremely focused on addressing the economic impact of the increasing cost of operating in China for several years. Yet today, we are still in the middle of our transformation. We remain optimistic that our initiatives to date are bearing fruit — including the utilization of Myanmar with lower labor costs and upgrading our technology capabilities, which allows us to replace much of previous labor with robots and automation equipment in China to address our operating needs. Today, our OEM/ODM business is benefiting at least as much from our technological edge as from our ability to offer low-cost assembly and component manufacturing capabilities. In short, the transition from a low-cost manufacturing operation in China into a technology-focused alternative is ongoing.

Clearly, our emerging operation in Myanmar has helped stem the loss of business during the last few years. Our Myanmar operations provide lower cost labor supplemented by the technological support and monitoring from our Chinese operation — thereby providing superb quality service at a reasonable price level to differentiate Highway Holdings from other potential competitors in other regions of the world.

In addition, our ability to design and build automation equipment based on expertise acquired from our joint venture initiatives with German automation companies during the past several years has further helped us gain a technological edge. Our ability to build our own automation equipment has helped us maintain business and attract potential new customers. We have been fortunate to foster a very creative and entrepreneurial spirit within our growing team of engineers, which further strengthens our competitiveness in this very challenging international OEM market.

The proprietary CO2 cleaning systems for industrial and commercial cleaning applications that we have been developing during the past few years has still not entered the mass production stage, with our OEM/ODM business taking top priority. Nonetheless, the entire company has benefitted from being an incubator of technology. We are optimistic that our new business line will soon enter the production stage and contribute a source of revenue later this fiscal year. In summary, our OEM/ODM business has been challenging, but is heading in the right direction due to our strategic initiatives implemented during the past several years. We are pleased with our pro-active efforts, which should provide new opportunities from existing and new customers.

I can assure you we are committed to enlarging our customer base, regaining revenue momentum and enhancing shareholder value with a rejuvenated company.

It is worth noting fiscal 2017 marks our ninth year of profitability, despite global economic hardships, a rapidly changing business environment in China, and the various constraining factors I previously mentioned. Our constructive, but still conservative business approach has allowed us to maintain a highly secure cash position —enabling us to carefully invest for future growth and take precautionary actions if necessary. Equally important, it has allowed us also to reward our shareholders with substantial dividend payments.

We are convinced that the company has invested wisely and is on track to create new exciting business opportunities to further enhance shareholder value.

We appreciate your support and look forward to reporting our developments and growth in the quarters ahead.

Sincerely yours,

Roland Kohl

Chairman, President and Chief Executive Officer